As filed with the Securities and Exchange Commission on November 5, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Franklin Municipal Opportunities Trust

(Name of Subject Company (issuer))

Franklin Municipal Opportunities Trust

(Name of Filing Person (offeror))

Remarketed Preferred Shares, Series B and Series C

(Title of Class of Securities)

746922301

746922400

(CUSIP Number of Class of Securities)

100 Federal Street

Boston, Massachusetts 02110

(Address of Principal Executive Offices)

(617) 292-1000

(Registrant’s Telephone Number, Including Area Code)

Jane Trust

Franklin Templeton

One Madison Avenue, 17th Floor

New York, New York 10010

(Name and Address and Telephone of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

David W. Blass, Esq. Ryan P. Brizek, Esq. Debra Sutter, Esq. Simpson Thacher & Bartlett LLP 900 G Street NW Washington, DC 20001	Marc A. De Oliveira, Esq. Venice Monagan, Esq. Franklin Templeton 100 First Stamford Place Stamford, CT 06902

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

ITEMS 1 THROUGH 9 AND ITEM 11

This Amendment amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) initially filed by Franklin Municipal Opportunities Trust, a Massachusetts business trust (the “Fund”), on October 1, 2026, relating to the Fund’s offer to purchase for cash up to 100% of the Fund’s outstanding Remarketed Preferred Shares, Series B and Series C (the “Preferred Shares”), at 92.875% of the liquidation preference of $25,000 per Series B share and $25,000 per Series C share, plus any unpaid dividends accrued through the termination date of this tender offer, upon the terms and subject to the conditions contained in the Offer to Purchase dated October 1, 2026 and the related Letter of Transmittal, copies of which were previously filed as exhibit (a)(1)(i) and (a)(1)(ii) to the Schedule TO filed on October 1, 2026.

Filed herewith as Exhibit (a)(5)(i) and incorporated by reference is a copy of the press release issued by the Fund dated November 5, 2026, announcing the final results of its offer.

ITEM 10. FINANCIAL STATEMENTS

(a) The information in the Offer to Purchase in Section 8 (“Financial Information”) is incorporated herein by reference.

(b) Not applicable.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m., New York City Time, on October 29, 2026.

2.	5,273 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The Shares were repurchased at a price of $23,218.75 per Share, as of 5:00 p.m., New York City Time, on November 5, 2026.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated October 1, 2026*

(a)(1)(ii)	Form of Letter of Transmittal*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Form of Notice of Withdrawal of Tender*

(a)(2)	None

(a)(3)	Not Applicable

(a)(4)	Not Applicable

(a)(5)	Press Release issued on October 1, 2026*

(a)(5)(i)	Press Release issued on November 5, 2026 (filed herewith)

(b)	None

(d)	None

(e)	None

(g)	None

(h)	None

107	Calculation of Filing Fee Tables*

*	Previously filed with the Fund’s Schedule TO, filed October 1, 2026, and incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRANKLIN MUNICIPAL OPPORTUNITIES TRUST

By:	/s/ Jane E. Trust
Name: Jane E. Trust
Title: President, Chief Executive Officer and Trustee

Dated November 5, 2026

EXHIBIT INDEX

Exhibit No.	Document

(a)(5)(i)	Press Release issued on November 5, 2026.